Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine Months Ended
	Sept 30, 2006	Oct 1, 2005
Income before taxes	$4,941	$9,148
Adjustments:
Add fixed charges	108	52
Subtract interest capitalized	(45)	—

Income before taxes and fixed charges	$5,004	$9,200

Fixed charges:
Interest	$20	$13
Capitalized interest	45	—
Estimated interest component of rental expense	43	39

Total	$108	$52

Ratio of earnings before taxes and fixed charges, to fixed charges	46	177